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                              December 22, 2022

       Romolo Santarosa
       Senior Executive Vice President and Chief Financial Officer Hanmi Financial Corporation
       900 Wilshire Boulevard, Suite 1250
       Los Angeles, California 900017

                                                        Re: Hanmi Financial
Corporation
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 000-30421

       Dear Romolo Santarosa:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K For the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies, page 29

   1. We note that you do not include disclosure of any critical accounting estimate(s). Provide this disclosure in
future filings. Your disclosures should explain why each critical accounting estimate is
subject to uncertainty and, to the extent the information is material and reasonably
available, how much each estimate and/or assumption has changed over a relevant period, and
the sensitivity of the reported amounts to the material methods, assumptions and
estimates underlying its calculation. Ensure that the disclosure of your critical accounting
estimate(s) is not a repetition of your significant accounting policies.
                                                        Refer to Item 303(b)(3)
of Regulation S-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Romolo Santarosa
Hanmi Financial Corporation
December 22, 2022
Page 2

absence of action by the staff.

       You may contact Lory Empie, Staff Accountant at 202-551-3714 or Michael Henderson,
Staff Accountant at 201-551-3364 with any questions.



FirstName LastNameRomolo Santarosa                     Sincerely,
Comapany NameHanmi Financial Corporation
                                                       Division of Corporation
Finance
December 22, 2022 Page 2                               Office of Finance
FirstName LastName